

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2019

John V. Sakys
Chief Financial Officer
Mesa Laboratories, Inc.
12100 West Sixth Avenue
Lakewood, CO 80228

> **Re: Mesa Laboratories, Inc**
> **Form 10-K for the Fiscal Year Ended March 31, 2019**
> **Filed June 3, 2019**
> **File No. 000-11740**

Dear Mr. Sakys:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　Office of Life Sciences